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October 27, 2010
VIA EDGAR
Michael Seaman, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Room 4461, Mail Stop 4720
Station Place 1
101 F Street, N.E.
Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc. of Louisiana Registration Statement on Form S-1 File No. 333-169230
Dear Mr. Seaman:
     Attached for filing on behalf of Home Federal Bancorp, Inc. of Louisiana (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, as amended, previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.
     The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated October 26, 2010, addressed to Daniel R. Herndon, Chairman, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of the Staff’s comments from the Comment Letter. The prospectus also reflects revised disclosure in response to accounting comments received by telephone from the Office of Thrift Supervision on the Registrant’s Application for Conversion on Form AC.
Prospectus Cover Page

1.	We reissue comment 3 from our letter dated September 30, 2010.
The prospectus cover page and other references have been revised to reflect that the passbook savings rate is subject to change at any time.

Michael Seaman
U.S. Securities and Exchange Commission
October 27, 2010

Summary
Reasons for the Conversion and Offering, page 3

2.	We reissue comment 5 from our letter dated September 30, 2010.
The section has been revised on pages 3 and 4 of the prospectus. Please be advised that the reasons for the conversion reflect the reasons considered by the Board of Directors of the Registrant.

3.	Please revise to more fully explain the changes mentioned in the fourth bullet point.
The fourth bullet point has been revised as requested on page 4 in the prospectus.

4.	Please revise to disclose whether your board of directors considered any disadvantages to investors and shareholders of carrying out the conversion at this time, for example, the impact of the transaction on return on equity and the impact of current timing of the transaction on the exchange ratio rather than under improved market conditions. Do the same under the heading “Reasons for the Conversion and Offering” on page 87 and in the proxy statement/prospectus.
Revised disclosure has been included in the first bullet point on page 3 and the first full paragraph following the bullet points on page 4. Corresponding disclosure has been added on page 92 in the prospectus and pages 10 and 11 and page 41 in the proxy statement/prospectus.
Benefits to Management from the Conversion and Offering, page 8

5.	We note that in response to prior comment 4 in our letter dated September 30, 2010 that you have deleted the tables presenting the total value of all shares, based on ranges of market prices from $8.00 to $14.00 per share, expected to be available for the stock recognition and retention plan and under the new stock option plan. Since these tables do not appear elsewhere in the filing, please reinsert the tables into the “Management” section.
The tables have been included in the “Management” section on pages 87 and 88 in the prospectus and pages 38 and 39 in the proxy statement/prospectus.
How We Determined the Offering Range and the Exchange Ratio, page 96

6.	Please revise the first paragraph following the pricing ratio tables on page 98 to be consistent in your discussion of the offering range (i.e., midpoint versus maximum).
The revision has been made on page 103 in the prospectus.

Michael Seaman
U.S. Securities and Exchange Commission
October 27, 2010

Proxy Statement/Prospectus
Summary
The Exchange of Home Federal Bancorp Common Stock, page 10

7.	Please revise the proxy statement/prospectus to eliminate language such as “If you are a shareholder of Home Federal Bancorp...”
The change has been made on page 10; please be advised that there were no other references in the proxy statement/prospectus.

8.	Please include prominent disclosure indicating that unless a certain number of shares is sold in the offering, current shareholders will lose value in the exchange.
The requested disclosure has been added on page 10 in the proxy statement/prospectus.
Shareholder Proposals and Nominations for the 2011 Annual Meeting, page 68

9.	We note your disclosure that following the conversion of the offering, the bylaws of the new holding company will govern the procedures for shareholder proposals and nominations for election to the Board of Directors at your annual meetings. However, based on the exhibits to the registration statement, it appears that the articles, not the bylaws, will govern these procedures. Please confirm and revise as appropriate. Additionally, in the third through fifth paragraphs of this section, please more clearly differentiate between your requirements for proposals and director nominations to be included in your proxy solicitation materials and for those submitted outside the processes of Rule 14a-8. Refer to Item 1(c) of Schedule 14A and Rule 14a-5(e) of the Exchange Act.
The requested revisions have been made on pages 68 and 69 of the proxy statement/prospectus.
Exhibits
Exhibit 8.1

10.	We note that counsel revised the tax opinion pursuant to prior comment 23 in our letter dated September 30, 2010. In addition, it is not appropriate for counsel to base its opinion in paragraph 21 on the first sentence in the second paragraph following opinion paragraph 25. Please revise. Please also make appropriate revisions to the “Tax Aspects” section in the prospectus.
The requested revision has been made to the federal tax opinion included as Exhibit 8.1 to the Amendment.
* * *

Michael Seaman
U.S. Securities and Exchange Commission
October 27, 2010

     On behalf of the Registrant, it is hereby acknowledged that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at 202-719-1816 if there are any questions on the Amendment or if I can be of assistance in any way.
     As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,
/s/ Eric M. Marion
Eric M. Marion

cc:	Erin Magnor, Division of Corporation Finance Daniel R. Herndon